February 2, 2026

Via Edgar Transmission

Mr. Dale Welcome/ Mr. Kevin Stertzel

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Kandal M Venture Ltd Form 20-F for the Fiscal Year Ended March 31, 2025 Filed July 30, 2025 File No. 001-42715

Dear Mr. Welcome/Mr. Stertzel:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated January 21, 2026 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced annual report on Form 20-F (the “Form 20-F”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Form 20-F for the Fiscal Year Ended March 31, 2025

Item 15. Controls and Procedures, page 77

1.	Please amend your filing to explicitly disclose your conclusion regarding the effectiveness of your disclosure controls and procedures as of March 31, 2025. Refer to Item 15(a) of Form 20-F.

Response: We have revised our disclosure in Item 15 of Part II to the Form 20-F.

2.	As this is the company’s first annual report, please revise your Form 20-F to include the language required by Instruction 1 of the Instructions to Item 15 of Form 20-F.

Response: We have revised our disclosure in Item 15 of Part II to the Form 20-F.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com